Absolute Return Strategies Ltd

CODE OF ETHICS

Revised and Adopted: December 2021

Table of Contents

A. Introduction	Page 3
B. Our Standards of Conduct and Compliance	Page 3
C. Protection of the Material Non-Public Information of our Clients	Page 4
D. Personal Conduct	Page 4
1. Gifts and Entertainment	Page 4
2. Political Contributions	Page 4
3. Outside Business Interests	Page 5
4. Service as Director for an Outside Company	Page 5
E. Personal Trading	Page 5
1. General Prohibitions on Personal Trading	Page 5
2. Insider Trading and Material Non-Public Information	Page 5
3, Accounts Covered by the Policies and Procedures	Page 6
4. Reportable Securities	Page 6
5. Pre-clearance Procedures	Page 7
6. Funds Advised or Sub-Advised by ARS	Page 7
7. Ongoing Reporting Requirements	Page 7
8. Exceptions from Reporting	Page 8
F. Distribution of Code and Education of Employees on ARS Code of Ethics	Page 8
G. Duty to Report Violations of the Code of Ethics	Page 9
H. Enforcement of the Code by the Chief Compliance Officer	Page 9
I. Retention Of Records to Document the Execution of the ARS Code of Ethics	Page 10
Appendix: Reporting Forms, Logs and Acknowledgements	Page 11

A.	Introduction

To promote compliance with fiduciary standards, the Securities and Exchange Commission adopted rule 204A-1 under the Investment Advisers Act of 1940, requiring registered investment advisers to adopt a code of ethics.

Absolute Return Strategies’ (“ARS”) Code of Ethics, in alignment with the Rule, sets forth standards of conduct for our employees. As such, our Code requires ARS’ supervisory persons and employees to take a variety of actions intended to reduce conflicts of interest and promote client interests. It attempts to accomplish these important objectives in two ways. First, ARS works to establish a firm-wide culture based on integrity and ethical conduct. Second, by establishing directives and policies around personal securities transactions of our employees, including personal transactions in any mutual fund advised by ARS, as well as guidelines to safeguard the non-public information of our clients, educate employees on our Code and the standards expected of them, and to monitor and report any violations of the Code, the ARS Code of Ethics demands that employees follow the standards within the Code as another way to protect client interests. By emphasizing our culture, and by rigorously implementing the contents of this Code, we hope to faithfully fulfill our duty to our clients.

B.	Our Standards of Conduct and Compliance

As employees of Absolute Return Strategies Ltd, we are retained by our clients to manage parts of their financial affairs and to represent their interests in many matters. We are keenly aware that, as fiduciaries, we owe our clients our undivided loyalty – our clients trust us to act on their behalf, and we hold ourselves to the highest standards of fairness in all such matters.

We expect all employees to act with integrity and in an ethical manner when dealing with the public, clients, prospects, and with their fellow employees.

We expect all employees to adhere to the highest standards with respect to any potential conflicts of interest with client accounts. Simply stated, we believe no employee should ever enjoy an actual or apparent benefit over the account of any client.

We expect all employees to comply with all applicable securities laws, and all rules and regulations of both the Securities and Exchange Commission as well as the Commodity Futures Trading Commission.

We expect all employees to provide full, fair and accurate disclosures in reports and documents that ARS files and submits to the SEC, CFTC and to its clients.

We expect all persons associated with ARS to preserve the confidentiality of information that they may obtain in the course of our business and to use such information properly and not in any way adverse to our clients’ interests, subject to the legality of such information.

We expect our employees to conduct their personal financial affairs in a prudent manner, avoiding any action that could compromise in any way their ability to deal objectively with our clients.

ARS is committed to fostering a culture of compliance. ARS, therefore, urges employees to contact the Chief Compliance Officer (CCO) about any actual or suspected compliance matter. Employees will not be penalized nor will their status at ARS be jeopardized by communicating ethical matters to the CCO or other senior managers. Retaliation against any employee is cause for appropriate corrective action, up to and including dismissal.

C.	Protection of Material Non-Public Information of Our Clients

No officer, director or employee of ARS shall disclose the identity, investments, portfolio positions or transactions or other confidential investment information regarding any client unless the CCO has approved the disclosure. Notification to the CCO must be made prior to disclosure of information. If an employee has questions or concerns about specific data, and or specific data requests for information, they should discuss the issue with the CCO before disseminating any data.

This prohibition does not apply to disclosures required by law.

D.	Personal Conduct

Conflicts of interest may exist between various individuals and entities, including ARS, its employees, and current or prospective clients. Any failure to identify or properly address a conflict can have severe negative repercussions for all parties. To protect against conflicts of interest, ARS has established the following personal conduct standards around activities that may give rise to actual conflicts of interest or even the appearance of conflicts of interests. The personal conduct policies are as follows:

1.	Gifts and Entertainments

Employees are prohibited from either giving or accepting any gift, gratuity, hospitality or other offering of more than $300 to or from any person or entity doing business with ARS, or that may potentially do business with ARS. Employees may attend business meals, sporting events and other entertainment events at the expense of a giver, as long as the expense is reasonable, not lavish or extravagant in nature, and the employee is accompanied by the giver, and there is a legitimate business purpose to the activity. Gifts received in excess of $300 will be sent back to the person or entity providing the gifts. However, in certain circumstances, gifts given or received in excess of this amount may be approved by the CCO if pre-cleared with the CCO.

In addition, ARS will not be advantaged by the donation of such gifts to a charitable organization. Gifts should be reported to the CCO and recorded. If employees have questions about gift giving or gift receiving, they should discuss the issue with the CCO. The CCO and employee can analyze the gift, the value, and the ability the gift may have, in either appearance or in fact, to inappropriately influence ARS, its clients, or third-party agents. (See Exhibit 1, “Annual Gift Log.” This log may also be used for pre- clearance of gifts of more than $300). The CCO will monitor and log all gifts.

2.	Political Contributions

ARS permits the firm and its covered associates (those employees who are soliciting municipal- government business) to make political contributions to elected officials, candidates, and others, consistent with this policy and other regulatory requirements. ARS recognizes it is not appropriate to make or solicit political contributions, or provide gifts, or entertainment, for the purpose of improperly influencing the actions of public officials with regards to investments in ARS-advised / sub-advised funds or the establishment of private accounts.

ARS’s policy is to restrict and limit certain political contributions made to government officials and candidates of state and state political subdivisions, who can influence or have the authority for hiring an investment adviser. ARS restricts, monitors, and requires prior approval of any political contributions to government officials and limits those contributions to $350 per campaign year for whom the employee can vote and $150 per election per candidate for whom the employee is not entitled to vote.

The firm’s CCO will maintain appropriate records for political contributions made by the firm and/or its covered associates. New employees shall also submit all political contributions made during the previous two years. (See Exhibit 2 and Exhibit 3).

Although this section is included under the provisions of this Code, it is also included under a separate set of procedures within ARS’ compliance manual and the receipt of which is acknowledged by employees as part of ARS’ annual compliance training program.

3.	Outside Business Interests

Employees wishing to engage in business activities outside of ARS’ business must seek written approval from the CCO and provide periodic reports to the CCO summarizing those activities. Approval will be contingent upon an analysis of the proposed activity and its implications, perceived or real, on client and firm interests. (See Exhibit 4 for Pre-Clearance Form).

4.	Service as Director for an Outside Company

Any employee wishing to serve as a director for an outside company (public or private) must first seek the approval of the CCO. The CCO will determine whether such service is consistent with the interests of ARS and its clients. (See Exhibit 4 for Pre-Clearance Form).

E.	Personal Trading

For purposes of this Personal Trading section, the term “employee” includes: (1) any employee who has access to nonpublic information regarding any client’s trading or any Reportable Fund’s holdings, or who is involved in making securities recommendations to clients, or who has access to nonpublic securities recommendations; (2) all of ARS’ directors, officers, and partners; (3) any other person so designated by the CCO by notice to such person; and (4) any consultant, intern, or independent contractor hired or engaged by ARS that has access to ARS’ nonpublic securities or derivative-instrument recommendations. Employees satisfying these criteria are often referred to as “access persons.”

Employees may not purchase or sell any security or derivative transaction unless the transaction occurs in an exempted security, as defined below, or the employee has complied with the Personal Security Transaction Policy outlined below. Employees should read and understand the personal trading policy within this Code before conducting any transactions for their own account and should seek guidance from the CCO if they have questions.

1.	General Prohibitions on Personal Trading

Access persons and employee’s trades should be executed in a manner consistent with ARS’ fiduciary obligations to our clients. Trades should avoid actual improprieties, as well as the appearance of impropriety. Employee trades must not precede orders placed for any client, nor should any personal trading activity be so excessive as to conflict with the employee’s ability to fulfill daily job responsibilities.

2.	Insider Trading and Material Non-Public Information

ARS seeks to foster a reputation for integrity and professionalism. To further that goal, this Code implements procedures to deter misuse of material non-public information in securities transactions. Accordingly, ARS forbids supervisory persons, employees, and members of their immediate family from trading, either personally or on behalf of others, while in possession of material non-public information or communicating material nonpublic information to others in violation of the law. This conduct is referred to as insider trading, and the policy prohibiting insider trading applies to every employee and extends to activities within and outside their duties at ARS.

The term insider trading is not defined in the federal securities laws, but generally is used to refer to the use of material non-public information to trade in securities, whether or not one is an insider, or to the communication of material nonpublic information to others. The law generally prohibits:

•	trading by an insider while in possession of material non-public information;
•	trading by a non-insider while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or
•	communicating material non-public information to others.

Information is non-public until it has been effectively disseminated broadly to investors in the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information is public after it has become available to the general public through a public filing with the SEC or some other governmental agency, the Dow Jones news wire, Bloomberg, Reuters Economic Services, The Wall Street Journal, or any other publications of general circulation, and after sufficient time has passed so that the information has been disseminated widely.

3.	Accounts Covered by the Policies and Procedures

ARS’s Personal Trading policies apply to all accounts holding any securities over which employees have a direct interest as well as any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household. Immediate family members include children, stepchildren, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria.

It may be possible for employees to exclude accounts held personally or by immediate family members sharing the same household if the employee does not have any direct or indirect influence or control over the accounts, or if the Employee can rebut the presumption of beneficial ownership over family members’ accounts. Employees should consult with the CCO before excluding any accounts held by immediate family members sharing the same household.

4.	Reportable Securities

ARS requires employees to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, public or private, except:

• Direct obligations of the Government of the United States;

• Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short- term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

• Shares issued of mutual funds or investment trusts, other than those funds advised or sub- advised by ARS (see section 6 below, “Funds Advised or Sub-advised by ARS” for pre-clearance requirements).

While currency futures and currency forwards are not considered securities, employees are prohibited from trading these instruments for personal accounts unless pre-clearance is received.

Any employee who wishes to purchase, acquire or sell any asset that is issued and transferred using distributed ledger or blockchain technology, including, but not limited to, virtual currencies, cryptocurrencies, digital “coins” or “tokens” (“Digital Assets”), should consult with the CCO as to whether such Digital Asset would be considered a Security, and specifically a “Digital Security”, for purposes of this policy. A Digital Asset is likely to be considered a Digital Security if it is offered and sold as an investment contract. On April 3, 2019, the SEC published a framework for investment contract analysis of Digital Assets. The CCO may use this framework, among other relevant SEC guidance, to determine whether a Digital Asset would be considered a Digital Security for the purposes of this policy. If the CCO determines that such Digital Asset should be considered a Digital Security, the Digital Asset will be considered a Reportable Security for purposes of this policy.

5.	Pre-clearance Procedures

Employees must obtain written clearance from the CCO for all transactions in Reportable Securities, including Limited Offerings and Initial Public Offerings before completing the transactions. Limited Offerings include but are not limited to private placements, unregistered funds, and public securities that are not readily available on national or regional exchanges. ARS may disapprove any proposed transaction, particularly if the transaction appears to pose a conflict of interest or otherwise appears improper. Employees should be cautious when submitting good-until-cancelled orders to avoid inadvertent violations of ARS’s pre-clearance procedures.

Employees seeking pre-clearance should fill out Exhibit 5 “Pre-Clearance of Limited Offerings, Initial Public Offerings and Other Securities,” and deliver the form to the CCO requesting pre-clearance. Once pre-clearance is granted to an employee, such employee may only affect that transaction on the day pre- clearance was granted. Unless otherwise noted, no pre-clearance is required for transactions in non- Reportable Securities.

6.	Funds Advised or Sub-Advised by ARS

Employees may invest in registered investment companies advised or sub-advised by ARS. However, to prevent insider-trading concerns or other potential conflicts of interest, employees should seek pre- clearance for the transaction with the CCO. The pre-clearance requires employees to attest that they have no Material Non-Public Information concerning the transaction and that, to the best of their knowledge, the purchase of the security is not under consideration for any account managed by ARS or its clients. All subsequent investments in the Fund do not require pre-clearance (such as monthly or automatic purchases) if documented at the time of the initial pre-clearance. However, all other periodic investments require pre-clearance. Please see the CCO for questions.

7.	Ongoing Reporting Requirements

ARS must collect information regarding the personal trading activities and holdings of all employees. Employees must submit quarterly reports regarding securities transactions and newly opened accounts, as well as annual reports regarding holdings and existing accounts.

a.	Quarterly Transaction Reports

Employees are required to provide quarterly transaction reports to the CCO. Employees shall be required to instruct their broker-dealer to send ARS duplicate broker/trade confirmations and/or account- transaction reports of the employee’s personal trading activity to the CCO, at a minimum, no later than thirty (30) days after the end of each calendar quarter. If an employee’s trades do not occur through a broker-dealer (such as the purchase of a private investment fund), such transactions shall be reported via the Quarterly Transaction Report. (See Exhibit 6). If an employee did not have any transactions or account openings to report during the quarter, the employee should still complete Exhibit 6, sign and date the form, and attach brokerage account transactions verifying that there was no activity during the quarter.

b.	Initial and Annual Holdings Reports

Employees must, at the time of hire, and at least annually, report the existence of any account that holds any securities (including Securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted to the CCO on or before February 14th of each year, and within 10 days of an individual first becoming an employee. Employees may use Exhibit 7 “Initial and Annual Holdings Report” for fulfilling this reporting obligation.

Annual Holdings reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an employee.

8.	Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, an employee is not required to submit:

•	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan; or
•	Any reports with respect to securities held in accounts over which the employee had no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. The employee will be asked to attest to the discretionary nature of the account using the Exhibit 5, “Initial and Annual Attestation of Discretionary Accounts.”

F.	Distribution of Code and Education of Employees on ARS’s Code of Ethics

It is important that all employees understand their obligation to our Clients and that all employees understand their responsibilities under this Code of Ethics. Therefore, annually, as well as at the time of hire, the CCO will conduct an annual review and training session on both the purpose and content of the ARS Code of Ethics.

ARS shall provide all employees with a copy of this Code of Ethics and all subsequent amendments, either in an electronic or paper format. At least annually, each employee shall certify in writing to ARS (see Exhibit 8, “Acknowledgement of Initial Receipt and Certification” and “Annual Acknowledgement of Receipt and Certification” that he/she has received, reviewed and is in compliance with the requirements of the firm’s Code of Ethics and, except as disclosed to the CCO, has been in compliance with the Code at all times since his/her last certification of compliance.

G.	Duty to Report Violations of the Code of Ethics

Rule 204A-1 of the Advisers Act requires prompt internal reporting of any violations of the Code. Any violations of the Code must be reported immediately to the CCO. Each employee is required to promptly notify the CCO in the event an employee knows or has reason to believe that the Code has been violated. Moreover, if any employee believes the CCO or any other Supervisory Person has violated any provision of this Code of Ethics, they should report that information to the CCO or to the person to whom the CCO reports.

In addition, the Code requires employees cooperate to the fullest extent reasonably requested by the CCO so as to enable: (i) the CCO to discharge his duties under the Code and to allow (ii) ARS to comply with the securities laws to which it is subject.

ARS is committed to fostering a culture of compliance. ARS, therefore, urges each employee to contact the CCO for any reason. No employee will be penalized, nor will an employee’s status at ARS be jeopardized by communicating with the CCO. Reports of violations or suspected violations also may be submitted anonymously to the CCO. Any retaliatory action taken against any person who reports a violation, or a suspected violation of this Code of Ethics, is itself a violation of this Code of Ethics and cause for appropriate corrective action, including dismissal.

If, after previously reporting a possible violation, the reporting employee does not feel the issue has been satisfactorily addressed, the employee may file a written notice of the complaint with the CCO. The CCO has 10 business days to respond in writing to the complaint and provide action steps necessary, if warranted, to address the potential violation. If employees still feel that the written response is not satisfactory, they may contact the SEC at:

Securities and Exchange Commission

Office of the Whistleblower

14420 Albermarle Point Place, Suite 102

Chantilly, VA 20151

Telephone Number: 202-551-4970

H.	Enforcement of the Code

In the CCO believes any person subject to this Code may have violated any provision within, he/she shall give such person an opportunity to explain the circumstances of the potential violation and to supply additional explanatory material.

Following a review of such material and any investigation he/she believes is appropriate, the CCO shall make a preliminary determination of whether a violation has or may have occurred. Upon determination, if a minor violation of these Policies has occurred, the CCO may or may not impose sanctions as he/she deems appropriate under the circumstances. If a major violation has occurred, the CCO may recommend that termination of employment is warranted.

I.	Retention of Records

The CCO will maintain, for a period of 5 years unless specified below, the records listed below. The records will be maintained at the ARS’s principal place of business in an easily accessible, secured, place.

1.	Records of the names of persons who are currently, or within the past five years, employees of ARS and subject to this Code of Ethics during that period.

2.	The Annual Certificate of Compliance, Exhibit 8, signed by all employees acknowledging receipt of copies of this Code of Ethics and acknowledging they are subject to it and will comply with its terms. All Annual Certificates of each employee must be kept for five years after the individual ceases to be a Supervised Person.

3.	A copy of each Code of Ethics that has been in effect at any time during the five-year period.

4.	A copy of each report made by an employee pursuant to this Code of Ethics.

5.	A record of all known violations of the Code of Ethics and of any actions taken as a result thereof, regardless of when such violations were committed.

6.	A record of any decision, and the reasons supporting the decision, to approve the acquisition of Initial Public Offerings or Limited Offerings by employees, for at least five years after the end of the fiscal year in which the approval is granted.

7.	A record of all reports made by the CCO related to this ARS Code of Ethics.